

Mail Stop 7010

December 28, 2007

By U.S. Mail and Facsimile

Mr. Kent A. McKee
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Definitive Proxy Statement on Schedule 14A Filed March 27, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **File No. 001-06770**

Dear Mr. McKee:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Legal Proceedings, page 19

1. In future filings, please consider reorganizing your discussion of legal proceedings and litigation to more clearly present the current status of each proceeding or matter. It is very difficult to discern what your exposure is with respect to each proceeding or matter that you disclose. Please refer to Item 103 of Regulation S-K as you consider redrafting this section.

Item 9A – Disclosure Controls and Procedures, page 26

2.   We note your disclosure that your "Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure." Please clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Management's Discussion and Analysis, page F-2

Results of Operations – Segment Operating Results, page F-5

3.   We note in your discussion of segment operating results, that you have excluded a discussion of the significant changes in line items comprising segment operating income. In this regard, please revise future filings to include a discussion of the significant changes in line items that comprise your segment operating income.

Consolidated Statements of Cash Flows, page F-19

4.   We note that in your presentation of net cash provided by operating activities under the indirect method, you begin the reconciliation with "income from continuing operations." We also note that your quarterly cash flow statements begin the reconciliation with "net income." In future annual filings, please revise your statements of cash flows to begin your reconciliation with "net income" as required by paragraph 28 of SFAS 95.

Exhibit 31 – Section 302 Certifications

5.   We note that in the content of your section 302 certifications, paragraph 4d deletes the language "(the registrant's fourth fiscal quarter in the case of an annual report)." In your future filings, please provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed March 27, 2007

General

6.   In future filings, under the caption "Compensation Committee Interlocks and Insider Participation," please disclose the information required by Item 407(e)(4) of Regulation S-K.

Compensation Discussion and Analysis, page 19

7.   Please tell us, with a view towards future disclosure, how each element of compensation and your decisions regarding each element fit into overall compensation objectives and affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K.

Report of the Compensation Committee on the Board of Directors on Executive Compensation, page 43

8.   We note that the language used in your compensation committee report differs from the language in Item 407(e)(4) of Regulation S-K. Please explain to us why you refer to "certain Compensation Discussion and Analysis provisions" and "the Compensation Discussion and Analysis referred to above." In future filings, please use the language as it appears in Item 407(e)(4) of Regulation S-K.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in their filings;

Mr. Kent A. McKee
Mueller Industries, Inc.
December 28, 2007
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Lesli Sheppard, Special Counsel, at (202) 551-3708 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief